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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

================================================================================





                                    FORM 11-K



                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
    [X]              OF THE SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002
                                       OR

                   TRANSITION REPORT PURSUANT TO SECTION 15(d)
    [ ]               OF THE SECURITIES EXCHANGE ACT OF 1934
             FOR THE TRANSITION PERIOD FROM __________ TO __________

                         COMMISSION FILE NUMBER 0-25294





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                         RIVIANA FOODS INC. SAVINGS PLAN

================================================================================

                              Post Office Box 2636
                               Houston, TX 77252

                          INDEPENDENT AUDITORS' REPORT


The Riviana Foods Inc. Employee Benefits Committee
Riviana Foods Inc. Savings Plan:


We have audited the accompanying statement of net assets available for plan benefits of the Riviana Foods Inc. Savings Plan (the Plan) as of December 31, 2002, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2002 and the changes in net assets available for plan benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i -- schedule of assets (held at end of year) as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

                                    KPMG LLP


June 11, 2003

[This is a copy of the audit report previously issued by Arthur Andersen LLP in connection with the Plan's Filing on Form 11-K for the year ended December 31, 2001. This audit report has not been reissued by Arthur Andersen LLP in connection with the Filing on Form 11-K. See Exhibit 23.2 for further discussion.]



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Employee Benefits Committee of
the Riviana Foods Inc. Savings Plan:


We have audited the accompanying statements of net assets available for plan benefits of the Riviana Foods Inc. Savings Plan (the Plan) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i -- schedule of assets (held at end of year) as of December 31, 2001, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP


Houston, Texas
May 21, 2002

                         RIVIANA FOODS INC. SAVINGS PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 2002 and 2001

                                                                2002             2001
                                                             -----------      -----------
Assets:
     Investments at fair value                               $33,686,483       35,348,886

     Receivables:
        Employer contributions                                        --           25,878
        Employee contributions                                        --           69,521
        Accrued interest                                           1,208              961
        Pending sales                                                196               --
                                                             -----------      -----------
                 Total receivables                                 1,404           96,360
                                                             -----------      -----------
                 Total assets                                 33,687,887       35,445,246
Liabilities:
     Pending purchases                                               116               --
                                                             -----------      -----------
                 Net assets available for plan benefits      $33,687,771       35,445,246
                                                             ===========      ===========


See accompanying notes to financial statements.

                         RIVIANA FOODS INC. SAVINGS PLAN

         Statement of Changes in Net Assets Available for Plan Benefits

                          Year ended December 31, 2002

Contributions:
     Employer                                                                $    698,398
     Employee                                                                   1,814,245
     Rollovers                                                                     94,038
                                                                             ------------
                 Total contributions                                            2,606,681
                                                                             ------------
Investment income (loss):
     Interest and dividends                                                     1,180,012
     Net appreciation in fair value of common stock                                90,278
     Net depreciation in fair value of common collective trust funds           (2,111,769)
     Net depreciation in fair value of mutual funds                            (1,155,005)
                                                                             ------------
                 Net investment loss                                           (1,996,484)
                                                                             ------------
                 Total additions                                                  610,197
Benefit payments and withdrawals                                                2,366,712
Administrative expenses                                                               960
                                                                             ------------
                 Net decrease                                                  (1,757,475)

Net assets available for plan benefits:
     Beginning of year                                                         35,445,246
                                                                             ------------
     End of year                                                             $ 33,687,771
                                                                             ============


See accompanying notes to financial statements.

                         RIVIANA FOODS INC. SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001





(1)    DESCRIPTION OF THE PLAN

       The following description of the Riviana Foods Inc. Savings Plan (the
       Plan) provides only general information. Participants should refer to the Plan document as amended for a more complete description of the Plan's provisions.

       (a)    GENERAL

              The Plan is a defined contribution plan for the exclusive benefit of the participating employees of Riviana Foods Inc. (the Company or the Employer) and their beneficiaries. The Plan is administered by the Employee Benefits Committee (the Committee) which is appointed by the board of directors of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

       (b)    TRUSTEE

              Merrill Lynch Trust Company, FSB (Merrill Lynch) is the trustee of the Plan.

       (c)    ELIGIBILITY

              Employees become eligible to participate in the Plan on the first day of the month following completion of six months of service during which they completed 500 or more hours of service.

       (d)    CONTRIBUTIONS

              The Plan, under Section 401(k) of the Internal Revenue Code of 1986, as amended (the Code), permits employees to make pre-tax contributions to the Plan. On a pre-tax basis, participants may contribute, by payroll deduction, 1% to 16% of their pay, as defined in the Plan document. In addition, the Employer contributes an amount equal to 55% of employee pre-tax contributions up to 6% of their pay. On an after-tax basis, participants may contribute, by payroll deduction, 1% to 16% of their pay. Total employee contributions on a pre-tax and after-tax basis may not exceed 16% of an employee's pay. The Employer contributes an amount equal to 55% of employee after-tax contributions up to 6% of their pay. Participants who are age 50 or older before the close of the Plan year may elect to make a catch-up contribution, subject to certain limitations under the Code ($1,000 per participant in 2002). The Company does not match the employees catch-up contribution.

              In addition, participants may contribute amounts representing rollovers from other qualified plans.

              To be eligible for Employer matching on pre-tax contributions, participants must contribute on a pre-tax basis during the pay period and must not have taken a hardship withdrawal during that time. To be eligible for Employer matching on after-tax contributions, participants must contribute on an after-tax basis during the pay period and must not have taken an after-tax savings withdrawal during that time. As specified by the Plan, total Employer matching, on either a pre-tax or after-tax basis, cannot exceed the matching on a total of 6% of each participant's pay. Matching contributions on pre-tax contributions will be matched first.

       (e)    VESTING

              Participants are fully vested in their contributions and any Employer contributions applied to their accounts as well as any earnings thereon.


                                                                     (Continued)

                         RIVIANA FOODS INC. SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001





       (f)    INVESTMENT OPTIONS

              At December 31, 2002, the Plan provides for contributions to be invested among one common/collective trust fund, six mutual funds, seven global managed funds, and the Company's common stock in accordance with participant investment elections. Effective July 1, 2002, the Barclay Global Investors funds were eliminated and replaced with the One Group Bond Fund, the Merrill Lynch S&P 500 Index Fund, and the Merrill Lynch Small Cap Value Fund, Inc.

       (g)    VOTING RIGHTS

              Each participant is entitled to exercise voting rights and tender decisions attributable to the shares allocated to his or her account and is notified by Merrill Lynch prior to the time that such rights are to be exercised. Merrill Lynch is responsible for tabulating and complying with the voting or tendering instructions it receives from participants. If the participant does not instruct Merrill Lynch with regard to a voting or tendering decision, the shares are voted or tendered as instructed by the Company.

       (h)    LOANS

              Participants may have two loans outstanding at any time. The maximum amount of any loan, when added to the balance outstanding on all other loans to the participant, may not exceed the lesser of (1) $50,000, less the participant's outstanding loan balance from all defined contribution plans sponsored by the Company during the preceding 12 months; or (2) 50% of the participant's total vested account balance in the Plan. The minimum principal amount for any loan is $300. The interest rate on loans is based on bank prime lending rates at the time of the loan plus 1%.

       (i)    PARTICIPANT ACCOUNTS

              Each participants account is credited with the participant's and Employer's contribution and an allocation of Plan earnings or losses, net of loan administration fees, as applicable. Plan earnings or losses are allocated daily to participants in the proportion of their balances to the total fund balance.

       (j)    BENEFIT PAYMENTS AND WITHDRAWALS

              Upon termination, retirement, death, or permanent disability, participants may elect to receive either a lump-sum amount equal to the value of their vested account, net of any outstanding loans, or periodic payments over a period not to exceed their life expectancy. Participants may elect to receive the portion of their distribution attributable to Company's common stock in the form of whole shares of Company common stock and cash in lieu of fractional shares. Upon termination, if a participant's vested balance is below $5,000, the benefit shall be paid as a single lump sum. An active participant may receive after-tax withdrawals in an amount not less than $100 no more than once within a 12-month period. A participant may withdraw employer matching contributions only after withdrawing after-tax contributions first and only those contributions that have been deposited for at least 24 months. The maximum number of employer matching contribution withdrawals permitted is one in any 12-month period in an amount not less than $100. A participant over age 59-1/2 may make withdrawals from all contribution sources in an amount not less than $100 no more than once in any 12-month period. The Plan also allows for hardship withdrawals if certain Plan provisions are met.


                                                                     (Continued)

                         RIVIANA FOODS INC. SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001





       (k)    EXPENSES

              Plan expenses are paid either by the Company or by the Plan. For the year ended December 31, 2002, the Company paid for all Plan expenses except for special mailing requests made by the participant. Effective January 1, 2003, loan administration fees were charged to the participant's account electing the loan.

(2)    SIGNIFICANT ACCOUNTING POLICIES

       (a)    BASIS OF ACCOUNTING

              The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

       (b)    INVESTMENT VALUATION AND GAINS (LOSSES) ON INVESTMENTS

              Investments are reported at fair market value. The Company's common stock and investments in mutual funds are valued based upon quoted market prices. The common/collective trust funds are valued by the issuer based upon the market price of the underlying investments. Participant loans are valued at cost, which approximates fair value. The Plan held the Merrill Lynch Income Accumulation Fund for a portion of the year. This fund invests primarily in guaranteed investment contracts (GICs), synthetic GICs and U.S. government securities and is fully benefit-responsive. Effective March 15, 2002, the Merrill Lynch Income Accumulation Fund merged into the Merrill Lynch Retirement Preservation Trust (Preservation Trust). The total return data for the period ended March 31, 2002 of the Preservation Trust was 1.38% and reflects the performance of the predecessor funds. The Preservation Trust is fully benefit-responsive and invests primarily in guaranteed investment contracts (GICs), synthetic GICs, and U.S. government securities, which are recorded at contract value which approximates fair value. The average yield of Preservation Trust was 5.89% for the year ended December 31, 2002. Security transactions are recorded on a trade date basis. Interest and dividends are recorded on an accrual basis.

              Realized gains (losses) on the sale of investments and unrealized appreciation (depreciation) in fair value of investments are shown as net appreciation (depreciation) in fair value of common stock, common collective trust funds and mutual funds in the statement of changes in net assets available for plan benefits.

       (c)    USE OF ESTIMATES

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and changes therein. Actual results could differ from those estimates.


                                                                     (Continued)

                         RIVIANA FOODS INC. SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001





(3)    INVESTMENTS

       The following table presents investments that represent 5% or more of the Plan's net assets at December 31, 2002 and 2001:

2002:
     One Group Bond Fund                  $ 5,330,520
     Merrill Lynch Retirement
       Preservation Trust                  11,811,094
     Merill Lynch S&P 500 Index Fund       10,526,001
     Participant loans                      1,948,873

2001:
     Asset Allocation Fund                $ 6,992,246
     Bond Index Fund                        4,585,778
     Merrill Lynch Income
       Accumulation Fund                   10,912,672
     S&P 500 Stock Fund                     9,137,891


(4)    FEDERAL INCOME TAX

       The Plan obtained its latest determination letter on May 9, 1995 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter; however, the Committee believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code and the related trust was tax-exempt as of December 31, 2002 and 2001.

(5)    RISK AND UNCERTAINTIES

       The Plan provides for various investments in the Company's common stock, mutual funds, and a common/collective trust fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

(6)    PLAN TERMINATION

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, all accounts will become payable in full.

(7)    RELATED-PARTY TRANSACTIONS

       Certain Plan investments are managed by Merrill Lynch or one of its subsidiaries. The Plan also invests in shares of Riviana Foods Inc. common stock. Merrill Lynch is the trustee of the Plan, and Riviana Foods Inc. is the Plan sponsor; therefore, these transactions qualify as party-in-interest transactions. These transactions are covered by an exemption from the "prohibited transaction" provisions of ERISA and the Code.


                                                                     (Continued)

                         RIVIANA FOODS INC. SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001





(8)    SUBSEQUENT EVENT

       Effective January 1, 2003, the loan policy for the Plan was amended to change the minimum loan amount from $300 to $600.

       In addition in May 2003, the Company filed a determination letter application with the Internal Revenue Service.

                         RIVIANA FOODS INC. SAVINGS PLAN

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2002

                                                                                                      CURRENT
               IDENTITY OF ISSUE                              DESCRIPTION OF INVESTMENT                VALUE
-------------------------------------------------   --------------------------------------------    ------------
One Group Services Company                          One Group Bond Fund                              $ 5,330,520
Merrill Lynch Trust Company, FSB*                   Merrill Lynch S&P 500 Index Fund                  10,526,001
Merrill Lynch Trust Company, FSB*                   Merrill Lynch Small Cap Value Fund, Inc.             393,933
Merrill Lynch Trust Company, FSB*                   Cash, interest-bearing                                 3,213
Merrill Lynch Trust Company, FSB*                   Merrill Lynch Retirement Preservation Trust       11,811,094
Oppenheimer Funds, Inc.                             Oppenheimer Global Growth & Income Fund              535,249
Oppenheimer Funds, Inc.                             Oppenheimer Capital Appreciation Fund              1,392,375
Van Kampen Investments                              Van Kampen Comstock Fund                           1,459,266
Riviana Foods Inc.*                                 Common Stock                                         285,959
Participant loans*                                  Interest rates range from 4.75% to 10.5%           1,948,873
                                                                                                     -----------
                                                          Total assets (held at end of year)         $33,686,483
                                                                                                     ===========

* Indicates a party in interest


See accompanying independent auditors' report.

                                    SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE:  JUNE 23, 2003                        RIVIANA FOODS INC. SAVINGS PLAN

                                            BY:  /s/ JACK M. NOLINGBERG
                                                 ------------------------------
                                                 JACK M. NOLINGBERG
                                                 VICE PRESIDENT AND
                                                 PLAN ADMINISTRATOR

                                INDEX TO EXHIBIT

                  Exhibit Number                                                  Description
----------------------------------------------------      -------------------------------------------------------------
                       23.1                               Independent Auditors' Consent

                       23.2                               Notice Regarding Consent of Arthur Andersen LLP

                       99.1                               Certification of Chief Executing Officer pursuant to 18
                                                          U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

                       99.2                               Certification of Chief Financial Officer pursuant to 18
                                                          U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.